Weil, Gotshal & Manges LLP

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VIA EDGAR TRANSMISSION H. Christopher Owings Assistant Director Securities and Exchange Commission Division of Corporate Finance 100 F Street NE Washington, D.C. 20549-3561

Re: Susser Holdings Corporation Amendment No. 1 to Registration Statement on Form S-1 (File No. 333-134033)

Ladies and Gentlemen:

On behalf of our client, Susser Holdings Corporation, a Delaware corporation (the “Company”), transmitted herewith electronically for filing pursuant to Regulation S-T under the Rules and Regulations promulgated under the Securities Act of 1933, as amended, is Amendment No. 1 (“Amendment No. 1”) to the Registration Statement on Form S-1 of the Company (Registration No. 333-134033) (the “Registration Statement”). In connection with such filing, set forth below are responses to the comments of the Staff communicated in its letters addressed to the Company dated June 9, 2006. We are sending to the Staff under separate cover courtesy copies of Amendment No. 1, including copies marked to show the changes effected by Amendment No. 1.

For ease of reference, each of the Staff’s comments is reproduced below in bold and is followed by the Company’s response. Unless the context otherwise requires, all references below to “we,” “us,” and “our” refers to the Company. In addition, unless otherwise indicated, all references to page numbers in such responses are to page numbers in Amendment No. 1.

General

1. We note that immediately prior to this public offering, you intend to conduct a merger in which each holder of class A units and class B units of Stripes Holdings LLC will receive shares or options to acquire shares of Susser Holdings Corporation common stock. Please disclose the exchange ratio or the number of units and shares to be exchanged. Please also tell us the exemption from registration that you are relying upon for this issuance and provide us with your analysis.

Immediately prior to the offering, each holder of outstanding Class A Units and Class B Units of Stripes Holdings LLC will receive in a merger (the “Corporate Formation Merger”) with a wholly-owned subsidiary of the Company shares of common stock of the Company. The number of shares of common stock each outstanding Class A Unit and Class B Unit holder will receive in the Corporate Formation Merger will be determined and disclosed in a future amendment to the Registration Statement in which the Company also inserts a range of the offering price per share of common stock.

We believe the issuance of shares of common stock to holders of Class A Units and Class B Units in the Corporate Formation Merger is exempt from registration pursuant to Section 4(2) of the Securities Act of 1933, as amended (the “Securities Act”). There are 19 total holders of Class A Units and Class B Units of Stripes Holdings LLC. All of these holders are either “accredited investors” as defined in Rule 501 and/or directors, officers and members of senior management or trusts of the foregoing individuals. The Company believes that all of the unitholders of Stripes Holdings LLC are knowledgeable, sophisticated investors that have familiarity with the business of the Company. No offers in the Corporate Formation Merger have been made to any other person other than these unitholders of Stripes Holdings LLC. Additionally, the Corporate Formation Merger is being conducted solely for the purpose of forming a corporation to effect the initial public offering of the common stock of the Company, and otherwise, the investment of the unitholders in the business of Stripes Holdings LLC will not change in the Corporate Formation Merger except to effect such holding in corporate form.

Prior to the Corporate Formation Merger, the Company intends to provide each unitholder of Stripes Holdings LLC receiving shares of common stock of the Company in the Corporate Formation Merger (i) a copy of the Registration Statement, (ii) a copy of a notice describing the Corporate Formation Merger transaction and any information required by Delaware law, and (iii) any other information concerning the transaction or the Company that any such unitholder reasonably requests. Under these circumstances, we believe that the issuance of securities in the Corporate Formation Merger will be exempt from registration by virtue of Section 4(2) of the Securities Act.

In addition to the issuance of shares of common stock of the Company to the holders of Class A Units and Class B Units of Stripes Holdings LLC, each outstanding option to purchase Class A Units of Stripes Holdings LLC will be cancelled in the Corporate Formation Merger and converted into the right to receive a new equivalent option to purchase shares of common stock of the Company (the “Converted Options”). The Company also expects to grant additional options (the “New Options”) to purchase common stock of the Company effective immediately prior to the consummation of the offering. Each of the Converted Options and New Options will be issued pursuant to the Company’s 2006 Equity Incentive Plan (the “Plan”), which will be approved and adopted by the Company’s stockholders immediately prior to the offering. The total number of shares of common stock of the Company issuable pursuant to the Converted Options and New Options is expected to be less than 3% of the total outstanding common stock of the Company after the Corporate Formation Merger and before the offering. The Company will give to grantee of Converted Options and New Options (i) a copy of the Plan summary and (ii) a copy of the Registration Statement. Accordingly, the Company believes that the issuance of the Converted Options and the New Options pursuant to the Plan will be exempt from registration pursuant to Rule 701 under the Securities Act.

2. We note a number of blank spaces throughout your registration statement for information that you are not entitled to omit under Rule 430A. Please allow us sufficient time to review your complete disclosure prior to any distribution of preliminary prospectuses.

We will fill in blanks to provide all disclosure not permitted to be omitted pursuant to Rule 430A in one or more future pre-effective amendments to the Registration Statement and will not distribute preliminary prospectuses until we have filed an amendment to the Registration Statement that includes this information.

3. Please provide us with any gatefold information such as pictures, graphics or artwork that will be used in the prospectus.

We will provide gatefold information to the Staff supplementally as soon as practicable and acknowledge that the Staff may have additional comments after reviewing this additional disclosure. We plan for such gatefold information to include photographs of the Company’s stores and certain food items of Laredo Taco Company as well as a map illustrating the Company’s retail and wholesale locations in Texas and Oklahoma.

Front Cover of Prospectus

4. We note that you have listed four underwriters on the cover page. Please revise to identify only the lead or managing underwriters. Refer to Item 501(b)(8)(i) of Regulation S-K.

We confirm to the Staff that all of the underwriters named on the cover page of the prospectus are lead or managing underwriters as required to be disclosed pursuant to Rule 501(b)(8)(i) of Regulation S-K. Each of the named underwriters will share the management fee portion of the underwriters discount.

About this Prospectus, page i

5. Please move this disclosure so that it appears after the risk factor section. In addition, please omit the disclaimer language in the second paragraph since it implies that you may not be responsible for the information in the prospectus. Please also omit the use of defined terms in the forepart and any glossary in the document. Please define what you mean by “SKU.”

Please see “—About this Prospectus” on pages 32 through 33 of Amendment No. 1. Additionally, “SKU” has been defined on page 3 of Amendment No. 1. However, the Company does not believe we use any defined terms in the forepart or use a glossary and accordingly has not made any additional change in that regard.

Summary, page 1

6. Please provide support for the qualitative and comparative statements contained in your prospectus. For example, disclose the basis for your assertion of your “leading market position” and that you are “the largest independent convenience store operator and the largest non-refining motor fuel distributors in Texas,” and describe what measure you are using in making these statements. Similarly support your assertion that you “are among the largest distributors of CITGO and Chevron branded motor fuel in the United States.” We also note your use of demographic statistics and retail industry store performance statistics. In this regard, disclose whether this information is based upon management’s belief, industry data, reports/articles or any other source. If the statement is based upon management’s belief, please indicate that this is the case and include an explanation for the basis of such belief. Alternatively, if the information is based upon reports or articles, please provide copies of these documents to us, appropriately marked to highlight the sections relied upon.

We have modified Amendment No. 1 where the above statements appear to add the requested clarifications. We will submit, under separate cover, copies of the publicly available published industry data, reports/articles and documents upon which the Company has relied in certain instances for various statements. In order to comply with the Staff’s request in Comment #8 below, we have included the complete references to the specific sources in the latter pages of the prospectus as opposed to the summary. Please see page 2 of Amendment No. 1 for the specific disclosure regarding demographic data.

7. We note your statement that your pro forma net income and Adjusted EBITDA for the fiscal year ended January 1, 2006 were $2.7 million and $42.8 million. If you choose to highlight your company’s strengths in the summary, please balance these disclosures with discussions of the principal challenges facing the company.

The requested revision has been made. Please see page 5 of Amendment No. 1.

8. Please note that the summary is merely intended to provide a brief overview of the key aspects of the offering. Currently, the summary appears lengthy and repeats much of the information fully discussed in the business section. For example, your summary section disclosures “Established Hypermarket Strategy”, “Proven Retail Growth”, and “Unique Retail Wholesale Business Model” contain the same disclosure as presented in your competitive strengths disclosures on page 63. Please revise accordingly. See Instruction to Item 503(a) to Regulation S-K.

We have shortened the summary to only include those provisions we consider key aspects. However, we do believe the three sections you mention are an integral part of the summary section. Please see pages 1-6 of Amendment No. 1.

Our Company, page l

9. We note the last paragraph on page ii, however, each time Adjusted EBITDA is presented here and throughout the filing, please revise your disclosure to identify the measure as a non-GAAP measure of performance and liquidity and cross-reference to the non-GAAP disclosures provided in accordance with Item 10(e) of Regulation S-K. Refer also to our “Frequently Asked Questions Regarding the Use of Non-GAAP Financial Measures,” issued June 13, 2003 and available on our website at www.sec.gov (hereinafter “the non-GAAP FAQ”).

The requested revisions have been made. Please see pages 1, 51 and 75 of Amendment No. 1.

Summary Historical and Pro Forma Consolidated Financial and Operating Data, page 8

10. In the introductory paragraphs on page 8 you refer to both Stripes Holdings, LLC and Susser Holdings, LLC as your predecessor. As this may cause confusion, please clarify your disclosure with regard to the predecessors of Susser Holdings Corporation and Stripes Holdings, LLC.

The requested revisions have been made. Please see page 12 of Amendment No. 1.

11. On page 10, you disclose that EBITDA and Adjusted EBITDA are non-GAAP measures of both performance and liquidity. As such, in addition to your reconciliation of such items to net income, please also reconcile to cash flows from operating activities. Further, present cash flows from operating, investing and financing activities together with the non-GAAP liquidity measures. Please similarly revise your reconciliation on pages 32. Refer to Item 10(e)(1)(i) of Regulation S-K and Question 12 in the non-GAAP FAQ.

We have added a reconciliation of EBITDA and Adjusted EBITDA to cash flows from operating activities in the footnote disclosure on pages 17 and 41 of Amendment No. 1. We are already presenting cash flows from operating, investing and financing activities just below EBITDA and Adjusted EBITDA on pages 13 and 38.

Risk Factors, page 12

12. We note that it appears that some of your motor fuel customers are competitors of your retail operations and that you provide these retail customers with merchandise purchase and promotional programs. This appears to be a conflict of interest between your two major operating units and a disclosure should be added to your risk factors.

The requested revision has been made. Please see page 20 of Amendment No. 1.

13. In general, descriptions of risks that describe circumstances that could apply equally to other businesses that are similarly situated are generic risks that should not be included in your risk factor section. Please either eliminate these generic risks, or revise them to state specific material risks to your company or to the purchasers in this offering. For example, we note that the following risk factors appear to contain generic disclosures:

•	We compete with other businesses in our market with respect … page 19

•	Terrorist attacks … page 19

•	We rely heavily on our business information systems, … page 19

Please note these are examples only. Review your entire risk factor section and revise as necessary.

The Company has revised its disclosure in the Risk Factors section commencing on page 18 of Amendment No. 1 to exclude the risk the Staff cited related to business information systems. However, the Company believes that the other risks specifically cited in your comment letter are significant and particular enough to the Company to be included in the Registration Statement. For example, as stated in the risk factor cited on page 25 of Amendment No. 1 related to terrorist attacks, the Company’s material wholesale and retail motor fuel sales could be impacted by actual or threatened terrorist activities or acts of war to the extent that they continue to have an adverse impact on energy prices. Additionally, as an owner and operator of numerous retail convenience stores, the attraction and retention of qualified employees is a material business risk that is unique to our business more than other companies not faced with the same scarcity of employees meeting our qualifications in the wage scale of our market. Accordingly, the Company respectfully submits that the risk factor disclosure included in Amendment No. 1 states specific material risks to our business as described therein.

Compliance with and liability under state and federal environmental .... page 16

14. Currently, it appears that you are including more than one risk factor under this subheading. There appears to be the continuing risk of complying with environmental regulation and the risk of the TCEQ’s investigation. Please break these out into separate risk factors with their own descriptive subheading. In regard to the continuing risk of complying with environmental regulation, revise your risk factors to get to the risk as quickly as possible and provide only enough detail to place the risk in context. The actual risk you are trying to convey does not stand out from the details you provide.

The requested revisions have been made. Please see pages 22-23 of Amendment No. 1.

Capitalization, page 27

15. You disclose that pro forma capitalization reflects the application of proceeds from this offering as otherwise described under “Use of Proceeds.” However, you disclose on page 26 that net proceeds from this offering will be used, in part, for general corporate purposes. Please revise your disclosure regarding pro forma capitalization to indicate that it does not reflect the application of proceeds from this offering for general corporate purposes. Similarly revise footnote 3 to Summary Historical and Pro Forma Consolidated Financial and Operating Data on page 9.

The requested revisions have been made. Please see pages 9 and 35 of Amendment No. 1.

Selected Financial and Operating Data, page 29

16. Please revise fiscal year ended January 1, 2006 to present the results of Susser Holdings, LLC, predecessor, for the 352-day period ended December 20, 2005 separately from the results of Stripes Holdings, LLC, successor, for the 12-day period ended January 1, 2006. Please also label the predecessor and successor columns in the table accordingly. Similarly revise Summary Historical and Pro Forma Consolidated Financial and Operating Data on page 8.

We have revised our presentation of 2005 results in the Selected Financial and Operating data on page 37, and the Summary Historical Consolidated Financial and Operating Data on page 13, to reflect the 352-day period of Susser Holdings, L.L.C. (predecessor) and 12-day period of Stripes Holdings, LLC (successor). We have also provided the combining column for 2005 results, as we believe this is meaningful information to potential investors, and the combined results of operations for 2005 are comparable to prior years. The transaction completed in December 2005, in which we created Stripes Holdings LLC and our majority shareholder sold a controlling interest in the Company to Wellspring, primarily changed our balance sheet at the holding company level. The ongoing, core operations of our Company’s operating subsidiaries were not impacted by the equity transaction, which required us to use purchase accounting under GAAP. Therefore, we believe the combined results of operations for 2005 are meaningful and provide comparable information in addition to splitting the year into 352-day and 12-day periods.

17. Please disclose income (loss) per common share for all periods presented. Refer to the requirements of Item 301 of Regulation S-K. Likewise, please disclose income (loss) per common share in Summary Historical and Pro Forma Consolidated Financial and Operating Data on page 8 and in the Unaudited Pro Forma Consolidated Statement of Operations on page 37.

We have added income (loss) per common unit to the schedules requested. Please see pages 8, 13 and 37 of Amendment No. 1. Please note that in all historical periods shown the Company and its predecessors are organized as limited partnerships.

We have not yet estimated the common shares to be outstanding upon consummation of the offering, and will therefore add pro forma earnings per share in a future amendment. We acknowledge that the Staff may have additional comments after reviewing this additional disclosure.

Unaudited Pro Forma Condensed Consolidated Balance Sheet, page 35

Notes to Unaudited Pro Forma Condensed Consolidated Balance Sheet, page 36

18. Please disclose the components of the net deferred tax liability to be recorded on the opening balance sheet of Susser Holdings Corporation. Additionally, please disclose the significant assumptions used to determine the amounts.

The components of net deferred tax liability and significant assumptions have been provided. Please see page 44 of Amendment No. 1.

Unaudited Pro Forma Consolidated Statement of Operations, page 37

Notes to Unaudited Pro Forma Consolidated Statement of Operations, page 38

19. Please tell us why you have not included an adjustment to reflect the estimated annual amortization expense related to the allocation of purchase price to intangible assets.

The purchase price allocation study is currently being finalized, and therefore we are still using estimates of the values of fixed and intangible assets. However, we have revised our pro forma adjustment to include amortization expense of the new intangible assets. Please see footnote 4 on page 46 of Amendment No. 1.

20. Please disclose the assumptions used in estimating annual depreciation expense related to the step-up in basis of fixed assets in footnote (4).

We have added the key assumptions for our depreciation estimate related to the step-up in basis of fixed assets to the pro forma footnote. Please see page 46 of Amendment No. 1.

21. With reference to footnote (5), please disclose how you computed the $17.5 million of additional interest expense on the new debt. Further, disclose how you determined the interest rate used in computing pro forma interest expense related to your revolving credit facility. If the interest rate does not reflect current interest rates, please tell us in detail why you believe the interest rate you use is more appropriate in the circumstances. Also, if you continue to use a rate other than the current interest rate, please provide prominent disclosure of the basis of presentation and the anticipated effects of the current interest rate environment in the introduction to the pro forma financial statements.

The pro forma interest of $17.5 million is calculated as annual interest of $18.1 million ($170 million X 10.625%), less $.6 million of interest expense accrued for 12 days in 2005. We have added disclosure to the pro forma footnotes to reflect this additional detail. Please see page 46 of Amendment No. 1.

We did not make any pro forma adjustments for interest expense on our revolving line of credit. Throughout 2005 we borrowed under a similar line as needed, primarily for fluctuations in working capital requirements, with borrowings and investments changing daily. We increased the line from $40 million to $50 million in December 2005. We assumed the amount of interest expense related to the revolver that was already reflected on our historical financial statements would not materially change. Prominent disclosure was not considered necessary as the impact of changing the interest rate on the revolving line of credit was not material to interest expense. We do provide a disclosure on interest rate sensitivity on page 72 of Amendment No. 1.

22. Please disclose the assumptions used to compute the provision for income taxes in footnote (9).

The assumptions used to compute the provision for income taxes have been added to the pro forma footnote. Please see page 46 of Amendment No. 1.

23. Please revise your footnotes to make the computation of pro forma earnings per share more transparent to investors. In doing so, ensure you specifically explain how you computed the pro forma weighted average number of shares outstanding. In this regard, please note that common shares whose proceeds will be used for general corporate purposes should not be used in computing pro forma earnings per share.

We have added a footnote disclosure for the historical periods presented. We will provide additional pro forma disclosure in a future amendment to the Registration Statement once the price range and conversion ratio for the offering has been set. Please see pages 46, 48 and 50 of Amendment No. 1.

Management’s Discussion and Analysis of Financial Condition and Results of Operations, page 39

24. Please discuss known material trends and uncertainties that will have, or are reasonably likely to have, a material impact on your revenues, income, or your liquidity.

We have added a discussion of known material market and industry trends to our MD&A. Please see page 52 of Amendment No. 1.

Key Measures Used to Evaluate and Assess Business, page 41

25. Please expand your disclosure regarding the determination of same store sales to also include how you treat relocated stores or expansions in the square footage of stores in these computations, as well as stores that were closed during the period.

We have expanded the same store sales disclosure as requested. Please see page 54 of Amendment No. 1.

26. With respect to your disclosure regarding the use of Adjusted EBITDA in determining compliance with certain financial covenants, please also disclose:

•	the materiality of the related credit agreement and the covenants;

•	the amount or limit required for compliance with the covenants; and

•	the effects of compliance or non-compliance with the covenants on your financial condition and liquidity.

Refer to Question 10 of the non-GAAP FAQ.

The requested revisions have been made. Please see page 66 of Amendment No. 1.

Results of Operations, page 43

27. Please disclose that results of operations for the year ended January 1, 2006 represents the combined operating results of Susser Holdings, LLC, predecessor, for the 352-day period ended December 20, 2005 and Stripes Holdings LLC, successor, for the 12-day period ended January 1, 2006.

The requested revisions have been made. Please see pages 55, 56 and 60 of Amendment No. 1.

28. Please revise to include the percentage change for each item during each period. For example, we note that you do not provide this information for other operating expenses, income from operations, interest expense, other miscellaneous income and expense, and net income or loss.

We have modified the MD&A disclosure to include the percentage change for each item where appropriate. Please see pages 58-70 of Amendment No. 1.

Key Operating Metrics, Page 44

29. As net income is the most directly comparable GAAP measure, please revise the table on page 45 to reconcile EBITDA and Adjusted EBITDA to net income rather than operating income. Further, as you disclose that such measures are non-GAAP measures of performance and liquidity, please also reconcile to cash flows from operating activities and present cash flows from operating, investing and financing activities together with the non-GAAP liquidity measures. Finally, please also include such reconciliations for your “Other” segment. Refer to Item 10(e)(1)(i) of Regulation S-K and Question 12 in the non-GAAP FAQ.

We have revised our total Company reconciliation of EBITDA and Adjusted EBITDA to Net Income to also include a reconciliation to Operating Cash Flow. Please see pages 16, 17, 40 and 41 of Amendment No. 1. However, for segment reporting, we believe that operating income is the most directly comparable GAAP measure. We are not allocating interest expense and other financial statement line items below operating income to our segments, nor are we calculating a cash flow from operations by segment. Therefore, for purposes of the segment presentation, we believe a reconciliation to operating income is appropriate. Our Company’s management primarily uses Adjusted EBITDA as a key performance measure for the Company and each segment, and we believe that the disclosure of segment Adjusted EBITDA is useful information to our investors.

We have modified our segment reconciliation tables on page 57 of Amendment No 1 to include the “other” segment, and have also added total Company columns to assist with the reconciliation of Segment Operating Income, EBITDA and Adjusted EBITDA to total amounts presented in the financial statements and to the reconciliation tables presented on pages 16, 17, 40 and 41 of Amendment No. 1. We have also added a reference below the segment reconciliation tables to direct the readers to the total Company reconciliation of EBITDA and Adjusted EBITDA to Net Income and Cash Flow from Operating Activities.

Fiscal 2005 Compared to Fiscal 2004, page 45

30. Where you identify intermediate causes of changes in your operating results, please also describe the reasons underlying the intermediate causes. For example, stating that the increase in merchandise sales is attributable, in part, to an increase in same store sales only identifies the intermediate cause of the change. See Item 303(a) of Regulation S-K and SEC Release No. 33-8350.

The requested revisions have been made. Please see pages 60-63 of Amendment No. 1.

31. Please include disclosure regarding the $1.4 million gain on the sale of certain warrants discussed at the top of page 47 in the footnotes to your financial statements.

We have added the requested disclosure regarding discontinued operations to Footnote 15. Please see pages F-30 of Amendment No. 1.

Liquidity and Capital Resources, page 48

32. We note on page 51 you state that the revolving credit facility requires you to maintain a consolidated maximum rent adjusted leverage ratio and a consolidated fixed charges coverage ratio. Please describe and quantify these ratios and any other financial covenants in your revolving credit facility or senior notes. Further, regarding the senior notes, please state whether you are in compliance with the all the covenants and clarify whether this public offering or the corporate formation transactions trigger the change of control provisions.

The requested revisions have been made. Please see page 66 of Amendment No. 1.

Contractual Obligations and Commercial Commitments, page 53

33. As amounts due under your revolving credit facility are included in “Long term debt obligations,” please revise the table to also include estimated interest payments on your revolving credit facility. In doing so, disclose the variable interest rate used in a footnote to the table.

The requested revisions have been made. Please see page 69 of Amendment No. 1.

Business, page 59

Growth Strategy, page 64

34. We note here and on page 4 in your Prospectus Summary, you make reference to expanding by 16 to 20 new retail stores a year. We note that over the last seven years that you have opened on average eight new stores per year. It appears that opening 16 to 20 new stores a year would represent a significant increase. Please explain the basis of your belief that you have the opportunity and, presumably, the ability, to expand by 16 to 20 stores per year. In addition, provide the reader with the elements of the strategy to achieve this rate of expansion. Finally, include in your discussion the number of stores you typically close each year.

We have included additional disclosure regarding the number of stores we have opened and closed in the past on page 79 of Amendment No. 1. As disclosed in the prospectus, we opened 16 new stores in 2005. Accordingly, the Company feels comfortable with its ability to achieve 16-18 store openings each year for the next two fiscal years. We have modified page 4 of Amendment No. 1 to reflect expansion by 16 to 18 new retail stores. Specifically, the Company has already opened 5 stores this year and is in various construction phases already on 11 additional stores. The Company has increased its infrastructure over the past few years to facilitate this increased growth, and has already identified various new sites for 2007 and believes it will easily achieve the disclosed rate of expansion.

Properties, page 74

35. Please expand your disclosure to provide a description of the location of your retail stores.

The requested revisions have been made. Please see page 91 of Amendment No. 1.

Management, page 76

36. Please revise to describe the type of business conducted by each company, if not clear from the business name.

The requested revisions have been made. Please see pages 92-93 of Amendment No. 1.

Employment & Change of Control Agreements, page 80

37. Please revise to describe any change of control provisions and whether this offering will trigger any provisions.

Please see page 97 of Amendment No. 1, which states that for each of the employment agreements discussed, “good reason” (with respect to termination of employment by executive) includes the acquisition by a financial or strategic buyer of 51% of the outstanding equity interests of the Company, provided, in the case of a strategic buyer, the executive negotiates to provide continued transition services for a reasonable period. For purposes of clarity, we have revised the title of this section to delete the words “Change of Control” and have explicitly stated that consummation of the offering will not constitute “good reason” for termination of employment by executive.

Service Agreement, page 88

38. Please identify in your disclosure the name of the Wellspring affiliate.

The requested revision has been made. Please see page 104 of Amendment No. 1.

Transfer of Membership Interests, page 89

39. Please disclose the consideration received by Mr. Susser for transferring his ownership interests.

The requested revision has been made. Please see page 105 of Amendment No. 1.

Principal Stockholders, page 90

40. Please disclose the date that was used in calculating the beneficial ownership information. Please furnish the information as of the most recent practicable date. Please also disclose the natural person with investment or voting power over the shares held by Wellspring Capital Partners.

The requested revisions have been made. Please see page 106 of Amendment No. 1.

Description of Capital Stock, page 91

41. You state that all outstanding shares of common stock are fully paid and non-assessable. This appears to be a legal opinion. Please revise to identify your counsel.

The referenced language has been deleted.

Financial Statements

Consolidated Financial Statements, page F-1

42. Please update to include financial statements for the first quarter of fiscal 2006. Such financial statements may be unaudited. Refer to Rule 3-12 of Regulation S-X. Likewise, please update financial information presented throughout the filing through the most recent balance sheet date.

We have updated the financial statements and data in the filing to reflect the first quarter fiscal 2006 results.

43. Please include a bold line to separate predecessor financial information from successor financial information throughout the filing.

We have inserted bold lines to separate predecessor and Company (successor) results throughout Amendment No. 1. As an example, please see page F-4 of Amendment No. 1.

Report of Independent Auditors, page F-2

44. Please obtain a revised audit opinion from your independent registered public accounting firm to replace the reference to “auditing standards generally accepted in the United States” with “the standards of the Public Company Accounting Oversight Board (United States).” Please refer to PCAOB Auditing Standard No. 1, available at www.pcaobus.org, and SEC Release No. 34-49707, available at www.sec.gov. Refer also to Rule 2-02(b) of Regulation S-X and SEC Release No. 33-8422, which states that references in Commission rules to GAAS or standards under GAAS should be understood to mean the standards of the PCAOB.

A revised opinion from Ernst & Young has been obtained. Please see page F-2 of Amendment No. 1.

45. Please obtain a revised audit opinion from your independent registered public accounting firm to include the city and state where issued. Refer to Rule 2-02(a) of Regulation S-X.

A revised opinion from Ernst & Young has been obtained. Please see page F-2 of Amendment No. 1.

Consolidated Statement of Operations, page F-4

46. As it does not represent comparable information, please remove your presentation of the year ended January 1, 2006 on a combined basis. Please similarly revise your consolidated statements of cash flows.

We have removed the combining columns for 2005 results from the statements of operations and statements of cash flows. Please see pages F-4, F-5 and F-7 of Amendment No. 1.

Due to the nature of the transaction completed in December 2005 and the fact that core operations of the Company were not changed, we believe the full year results are comparable to prior periods and that the combining columns provide meaningful information to investors. We request that we be allowed to include the combining columns on the financial statements.

47. As a result of filing Form S-1 in preparation for the sale of securities in a public market, you are required to present earnings per share in accordance with paragraph 6 of SFAS 128. As such, please present basic and diluted earnings per share on the face of the statement of operations for all periods presented. Further, please provide the disclosures required by paragraphs 40 and 41 of SFAS 128 in the footnotes to your financial statements.

We have added earnings per common unit to the face of our Statements of Operations, and have added the required disclosures as note 21. Please see pages F-4, F-5 and F-38.

48. As you will become subject to taxation immediately prior to this offering, please present pro forma tax and pro forma earnings per share data for the most recent fiscal year and interim period on the face of the statements.

We have added disclosure of pro forma income tax on the statements of operations, and will include pro forma earnings per share data in a future amendment, once we have estimated the number of shares to be outstanding after the offering. Please see page F-5 of Amendment No. 1.

49. Your discussion of changes in operating expenses in Management’s Discussion and Analysis of Financial Condition and Results of Operations focuses on selling, general, and administrative expenses and other operating expenses while your statement of operations disaggregates operating expenses into several line items. Please conform these differing presentations.

We have conformed Management’s Discussion and Analysis to the statements of operations presentation. For example, please see pages 61-63 of Amendment No. 1.

50. Please present “Management incentive options compensation” on the same line item(s) as cash compensation paid to the same employees rather than on a separate line item. Refer to SAB Topic 14:F.

We have combined the non-cash management incentive options compensation expense with the general and administrative expense for presentation in the statements of operations. Please see page F-4 of Amendment No. 1.

Consolidated Statements of Members’ Interests, page F-5

51. As the transaction occurred on December 21, 2005, please tell us why you have eliminated members’ interest in the predecessor at December 20, 2005. In doing so, please tell us your basis for presenting the acquisition of Susser Holdings, LLC as a repurchase of common stock and conversion of options and for separately reporting the elimination of retained deficit. In this regard, tell us why the elimination of predecessor equity, including retained deficit, was not shown as a single line item under changes in members’ interests of the Company as opposed to the predecessor. Finally, please also tell us how you computed the $185.9 million debit to equity recorded upon the repurchase of common stock and conversion of options as part of the transaction.

The December 2005 equity transaction involved a new private equity fund investing in 72% of Stripes Holdings LLC’s (a newly formed partnership) Class A member units. Proceeds from this investment were used to purchase the preferred and common units outstanding of Susser Holdings, L.L.C., of which management rolled over a portion of their proceeds into the remaining 28% ownership of Stripes Holdings. The options that had been granted by Susser Holdings became vested and exercisable due to change of control provisions in the option plans, and were obligations of the predecessor unit holders. Funding for the December 2005 transaction occurred on December 21, 2005, and we have therefore considered close of business on December 20, 2005, (which occurs at approximately 6:00 am on December 21 in our 24-hour operations) as the cutoff between the predecessor operations and the successor operations.

After discussion and review of several other public company presentations to assist us with our financial statement presentation, we determined that the presentation of the equity transactions as predecessor transactions best reflected the nature of the transactions, and was consistent with other company presentations. We decided to show the various changes in members’ interests as separate lines on the Consolidated Statements of Members’ Interests to make it more transparent to the readers of our financial statements.

The following table illustrates the computation of the $186 million debit to equity recorded upon the repurchase of common stock and conversion of options as part of the transaction:

(dollars in millions)
Aggregate merger consideration	276.8
Transaction costs borne by seller	16.6

Net proceeds to unit holders	260.2
Liquidation value of preferred units	57.5

Net proceeds to common units	202.7
Value of options paid on exercise	21.1

Net amount paid to common unitholders	181.6
Less: book value of redeemable members’ interests	-0.6
book value of members’ interests	0.8

Amount of reduction to retained earnings		181.4

Book value of member’s interests		0.8

Amount previously charged to compensation expense for management options		3.8

Total repurchase of common stock and conversion of options		186.0

52. On a related point, please tell us your basis for including the common interests issued as part of the transaction, transaction fees and the deemed dividend to previous owners in excess of predecessor basis as predecessor members’ interests transactions.

We considered the common interests issued, transactions fees and deemed dividend to previous owners in excess of predecessor basis as final transactions of the predecessor company. This presentation was also consistent with most other public company financial statement presentations that we reviewed.

Consolidated Statement of Cash Flows, page F-6

53. Please tell us why the sources and uses of cash associated with the acquisition are included in the predecessor 352-Day Period Ended December 20, 2005 versus the successor 12-Day Period Ended January 1, 2006. Additionally, please tell us why the $242.9 million cash outflow associated with the acquisition is presented in a manner similar to a treasury stock transaction in cash flows from financing activities as opposed to an acquisition classified in cash flows from investing activities. Please refer to paragraph 17.b of SFAS 95.

We used a presentation consistent with the Consolidated Statements of Members’ Interests. See further discussion in response to questions 51 and 52 above. We presented the $242.9 million cash outflow associated with the redemption of equity as cash flows from financing activities in accordance with paragraph 20.a. of SFAS 95, “Cash outflows for financing activities are payments of dividends or other distributions to owners, including outlays to reacquire the enterprise’s equity instruments.”

54. Please tell us how you treated the $4.0 million discount on the 10 5/8% senior notes issued December 21, 2005 in your statements of cash flows.

The $4.0 million discount on the 10 5/8% senior notes is included in $7.6 million loan origination costs under cash flows from financing activities.

Notes to Consolidated Financial Statements, page F-7

55. Please revise balance sheet and statements of operations footnote disclosures to separately reflect predecessor and successor amounts rather than combined amounts for the fiscal year ended January 1, 2006. For example, in footnote 4, you should disclose the summary of your valuation accounts for the 352-day period ended December 20, 2005 for the predecessor and the 12-day period ended January 1, 2006 for the successor separately. Please note that for the successor period, we would expect the beginning of the period balance to be zero.

We have modified our footnote disclosure to separately reflect predecessor and successor amounts as requested. Please see page F-18 of Amendment No. 1.

Note 2. Summary of Significant Accounting Policies, page F-8

Revenue Recognition, page F-10

56. Please disclose your policy for classifying shipping and handling fees and costs in the statements of operations. If shipping and handling costs are significant and are not classified in cost of sales, disclose the amount(s) of these costs and the line item(s) in which they are classified. See EITF 00-10.

We have added disclosure in the summary of significant accounting policies footnote that shipping and handling costs are included in the cost of inventories. Please see page F-9 of Amendment No. 1.

57. Please disclose your revenue recognition policy with respect to sales of motor fuel under consignment arrangements, as discussed on page 69.

We have added disclosure in the summary of significant accounting policies footnote that describes our revenue recognition policy for sales of motor fuel under consignment arrangements. Please see page F-12 of Amendment No. 1.

58. With respect to your construction contracts accounted for under the percentage-of-completion method, please provide the long-term contract disclosures required by Rules 5-02(3)(c) and 5-02(6)(d) of Regulation S-X.

For the three years presented, we had no construction contracts accounted for under the percentage-of-completion method to outside 3rd parties, and have deleted this disclosure from our revenue recognition disclosure.

Vendor Allowances and Rebates, page F-11

59. Please disclose the amounts of vendor allowances and rebates classified as reductions of expense items during each of the periods presented.

Additionally, please revise Management’s Discussion and Analysis of Financial Condition and Results of Operations to discuss how changes in vendor consideration between periods impacted the various statements of operations line items, if material. Please refer to EITF 02-16.

We have disclosed the amounts of vendor allowances and rebates classified as reductions to cost of sales in our vendor allowances and rebates accounting policy footnote. The amounts did not significantly impact the changes in cost of sales between periods. Please see page F-12 of Amendment No. 1.

Note 3. Acquisitions, page F-13

60. Please explain to us why you charged the distribution to management option holders to other miscellaneous expense rather than including it as a component of the purchase price.

The options held by management were obligations of the predecessor unit holders, and due to the change of control which occurred with the December 2005 transaction, the options became fully vested and were exercised. We had previously expensed $3.8 million in compensation cost related to the options under variable accounting. The fair value of the units had been determined at the end of each accounting period by a formula value in the option plan documents. We valued the options at the time of the December transaction based on the fair value of the Company set by the successful bidder (Wellspring), and recognized the remaining amount of compensation expense of $17.3 million. The purchase price included in our EITF 88-16 calculation is inclusive of the amounts required to purchase the units held by the option holders.

61. Please tell us your basis for classifying the expenses related to the payout of the consulting agreements, redemption of management options and transaction costs as non-operating expenses rather than as operating expenses.

The payout of consulting agreements, redemption of management options and other transaction costs were all incurred in connection with the major financial recapitalization completed in December 2005. This was an unusual and infrequent event, and we believe that inclusion of these costs would distort the normal results of operations of our business. Therefore, we considered these costs to be non-operating expenses in accordance with Rule 5–03.9 of Regulation S-X.

Unaudited Pro Forma Information, page F-14

62. Please revise to reflect pro forma results of operations for the year ended January 1, 2006 as if the transaction had occurred at the beginning of such period rather than the beginning of the 2004 fiscal year. Refer to paragraph 54(a) of SFAS 141.

The pro forma results of operations were prepared as if the transaction had occurred at the beginning of each fiscal period, however, this was not accurately reflected in the description. The description has been corrected. Please see page F-15 of Amendment No. 1.

63. With respect to your disclosures regarding merger consideration, please:

•	Provide us with a detailed reconciliation of “Total consideration” of $216.6 million disclosed on page F-16 to “Aggregate merger consideration” of $276.8 million disclosed on page F-13.

•	Show us how you computed “Cash consideration, net of sale/leaseback proceeds, debt repayment, and seller transaction costs” of $100.8 million disclosed on page F-16.

•	Show us how you computed “Deemed dividend to previous owners in excess of predecessor basis” of $65.7 million disclosed on page F-16. Additionally, explain why this amount differs from the $67.7 million deemed dividend disclosed in the paragraph immediately below the table.

•	Provide us with an analysis of the amount of the purchase price allocated to the membership units owned by management investors at the predecessor basis and the amount allocated to the membership units owned by Wellspring at fair value. Include the total predecessor basis and fair value in the analysis.

A copy of your computations in the application of EITF 88-16 may be useful to our understanding.

a) The following is a reconciliation of “total consideration” to “aggregate merger consideration”:

(dollars in millions)
$277	Aggregate merger consideration

(58)	Liquidation of preferred units

(17)	Seller expenses

202	FV of common

12	Transaction fees

3	Cash consumed

$217

b) The following is a computation of “cash consideration, net of sale/leaseback proceeds, debt repayment, and seller transaction costs”:

(dollars in millions)
$128.5	Cash invested – equity

170.0	Sale/leaseback gross proceeds

(183.2)	Debt payment (excl. revolver)

(11.5)	Seller expenses

(3.0)	Cash used on balance sheet

$100.8	Cash consideration, net of sale/leaseback proceeds, debt repayment, and seller transaction costs

c) The “deemed dividend to previous owners in excess of predecessor basis” is the amount of the equity discount we were required to take due to a 30.98% rollover basis per EITF 88-16. A copy of the EITF 88-16 worksheet is attached hereto as Schedule 63(c). The amount disclosed in the paragraph immediately below the table has been corrected to $65.7 million to tie to the table.

d) The purchase price allocated to membership units owned by management investors and Wellspring is included in the EITF 88-16 worksheet we are attaching under separate cover.

64. Please explain to us how you determined the fair value of assets and liabilities in your purchase price allocation. In doing so, ensure you specifically address how you determined the fair value of inventory and the asset retirement obligation. Further, explain to us why no goodwill was recognized as a result of the acquisition.

We have engaged a nationally-recognized valuation consultant to assist us with the purchase price allocation. As the transaction was completed in late December, we are currently finalizing the allocations. For our financial statements as of January 1, 2006, and April 2, 2006, we used preliminary allocations based on discussions with the consultant and management’s judgment.

We valued inventory at current book value, which approximates current replacement cost. We believe this treatment is appropriate under paragraph 37 of SFAS 141. Also, we believe that our recorded asset retirement obligation approximates fair value.

We own a relatively large amount of real estate, for which the estimated fair value is significantly higher than historical book value. Our preliminary analysis, supported by the work completed to date by our consultant, indicates values of tangible and intangible assets, less liabilities may be in excess of that to be allocated per the purchase price. However, we plan to complete our analysis prior to the distribution of preliminary prospectuses, and will update our filing to reflect final amounts, including goodwill if determined to be appropriate in a future amendment to the Registration Statement.

Note 4. Accounts Receivable, age F-16

65. We note you recorded an allowance for uncollectible accounts related to your environmental cost reimbursements. As it appears the reserved portion of the gain contingency is not probable of recovery, please explain to us why you initially recorded a receivable for such amounts.

The Texas Commission on Environmental Quality (TCEQ) manages a state fund to reimburse companies for approved expenditures for remediation of leaking petroleum storage tank (LPST) sites. We have recorded receivables on our books for (1) amounts already expended and submitted to the TCEQ for reimbursement (2) amounts already expended but not yet submitted for reimbursement and (3) estimated future amounts to be expended on approved LPST sites, for which we have recorded an estimated liability along with the corresponding receivable. For the past several years, we have averaged approximately 95% recovery of amounts submitted to the TCEQ for reimbursement. Our practice has been to record the receivable from the TCEQ at gross value, and estimate the amount separately that might not be recovered. For our recent expenditures and future estimated expenditures we generally set the reserve amount at 5%, consistent with our recent historical experience. We are carrying some receivable amounts from prior years that we have increased our reserves to higher amounts, up to 100% in certain cases. We review our environmental reserves in detail with our in-house environmental team several times per year, and make any adjustments to reserve levels we deem appropriate.

Note 6. Assets Held for Sale, page F-18

66. For those assets that you do not expect to sell within one year, please explain to us how you were able to conclude you met the criteria in paragraph 30 of SFAS 144 for classification as held for sale.

All of the assets we have classified as assets held for sale have been determined by management to be excess properties and are being actively marketed for immediate sale, at prices we believe are reasonable. We use a combination of our website, real estate brokers, and other means to market the properties. It is clearly our intention to sell all of the properties within the next 12 months.

67. In addition to the impairment charges recorded during fiscal 2004 and 2005, please also disclose the $.9 million impairment charge recorded during fiscal 2003, as referenced on page 32.

We have added the amount of impairment for 2003 to the footnote disclosure. Please see page F-19 of Amendment No. 1.

Note 8. Intangible Assets, page F-19

68. Please disclose the weighted average amortization periods of each class and in total. See paragraph 44(a)(1) of SFAS 142.

We have added the additional disclosure for favorable leaseholds and supply agreements in footnote 8. Please see page F-20 of Amendment No. 1.

Note 10. Long-Term Debt, page F-21

69. Please disclose the interest rates on your mortgage and equipment notes. In doing so, ensure you disclose how the interest rate on the variable rate notes is determined. Refer to Rule 5-02(22) of Regulation S-X.

We have added the requested interest rate disclosure for mortgage and equipment notes outstanding at January 2, 2005. Please see page F-23 of Amendment No. 1.

Revolving Credit Agreement, page F-22

70. We note you pay a commitment fee on the unutilized portion of the Revolver at a rate of .5% per annum, which is subject to adjustment based on a rent adjusted leverage ratio grid. Please explain to us how you account for the commitment fee arrangement and why or why not the terms represent an embedded derivative requiring separation from the host contract, as contemplated in paragraph 12 of SFAS 133. In doing so, tell us how often the commitment fee rate is subject to adjustment and provide us with a description of the rent adjusted leverage ratio grid.

We make a quarterly payment, in accordance with the terms of the credit agreement, for interest on the portion of the revolver utilized and a commitment fee on the unutilized portion. These amounts are calculated on a daily basis based on our borrowings, if any, for that day. We charge the commitment fee to interest expense, which is accrued on a monthly basis in our financial statements. We do not believe the commitment fee meets the definition of a derivative which would need to be separated from the host contract, per paragraph 12 of SFAS 133. Below is an excerpt from our credit agreement which describes the application of the rent-adjusted leverage ratio.

“Applicable Margin” means, with respect to interest rates, unused commitment fees, and letter of credit fees and as of any date of its determination, an amount equal to the percentage amount set forth in the table below opposite the applicable Consolidated Rent Adjusted Leverage Ratio for the four fiscal quarters then most recently ended:

Consolidated Rent Adjusted Leverage Ratio	Applicable Margin LIBOR Tranches	Applicable Margin Prime Rate Tranche	Applicable Margin Commitment Fee	Applicable Margin Letter of Credit Fee
> 5.75	2.00%	1.00%	.50%	1.50%
≤ 5.75 and > 4.75	1.75%	0.75%	.50%	1.50%
≤ 4.75	1.50%	0.50%	.375%	1.50%

Note 14. Commitments and Contingencies, page F-26

71. Please include the disclosures required by SFAS 5 regarding your contingency as a responsible party at the Industrial Roads/Industrial Metals State Superfund Site in Nueces County, Texas. Please also refer to SAB Topic 5:Y.

We have disclosed in our risk factors that we have received notice (in addition to many other area entities) that we may be a responsible party at a specific state superfund site. We do not believe we are a responsible party, but in the event we are assessed any liability we believe such liability would be immaterial. Therefore, based on our assessment of remoteness and immateriality, we do not believe disclosure in the financial statements per SFAS 5 was required.

72. Please tell us whether or not you maintained ownership of the underground storage tanks at the 74 retail stores sold in December 2005. If so, please tell us how you concluded you had no continuing involvement and that sale-leaseback accounting was appropriate. Refer to paragraphs 10-13 of SFAS 98 and EITF D-24.

We did not maintain ownership of the underground storage tanks at the 74 retail sites sold in December 2005.

73. Please explain in detail your consideration of FIN 46R as it relates to Commercial Net Lease Realty LP.

We concluded that our December 2005 sale/leaseback transaction with Commercial Net Lease Realty (NNN) did not create a variable interest entity under FIN 46R due to the following:

1)	NNN does not meet the test of a variable interest entity under paragraph 5 of FIN46R:

a.	NNN is a publicly traded company on the New York stock exchange. NNN financed its purchase of the assets with equity (no debt was issued for this transaction), and therefore clearly has significant equity investment at risk.

b.	The assets were purchased within entities wholly owned by NNN. There were no separate “special purpose entities” created specifically for these assets.

c.	NNN has full control over the investment

2)	There is no provision in the agreement for residual value guarantees, fixed price purchase options, or other similar provisions. FIN 46R Appendix B24 clarifies that operating leases without these type of provisions do not create variable interests as the “receivables under an operating lease are assets of the lessor entity and provide returns to the lessor entity with respect to the leased property during that portion of the asset’s life that is covered by the lease.”

74. Please disclose your lease accounting policies. In doing so, please disclose how you account for lease incentives and escalation clauses present in your operating leases. We assume that lease incentives and rent escalations are taken into account in computing your minimum lease payments and the minimum lease payments are recognized on a straight-line basis over the minimum lease term. If our assumption is incorrect, please tell us how your accounting complies with SFAS 13, FTB 85-3 and FTB 88-1. Paragraph 5.n of SFAS 13, as amended by SFAS 29, discusses how lease payments that depend on an existing index or rate, such as the consumer price index, should be included in your minimum lease payments.

We have added a disclosure to our Summary of Significant Accounting Policies footnote regarding lease accounting. Please see page F-12 of Amendment No. 1. We do recognize minimum rentals a straight-line basis in accordance with SFAS 13 and SFAS 29.

Note 17. Redeemable Members’ Interests and Members’ Equity, page F-29

75. Please expand your disclosure regarding redeemable members’ preferred and common interests to include all significant terms and preferences. Further, please explain to us why there was a debit balance for redeemable common interests at January 2, 2005.

We have expanded the footnote disclosure regarding redeemable members’ preferred and common interests. Please see page F-30 of Amendment No. 1.

The negative common interests arose from our 2000 and 2001 private equity raises, as follows:

(dollars in millions)
Gross amount of capital raised	$38.5
Amount recorded as preferred interests, per Securities Purchase Agreements	36.6

Balance remaining for common interests	1.9
Transaction costs deducted from equity	2.5

Net recorded as redeemable common interests	(0.6)

The preferred and common units were subject to optional redemption provisions. The preferred units were carried at their stated liquidation value.

76. Please provide us with a schedule showing, in chronological order from the beginning of your most recently completed fiscal year to the most recent practicable date, the following information for each issuance of Class A and B Units, options to acquire Class A and B Units, and any other instrument that is convertible into Class A and B Units:

•	the date of each issuance,

•	a description of the instrument issued,

•	the number of units/options issued including the exercise terms,

•	the fair value of the units on each issuance date,

•	a detailed description of how the fair value of the units on each date was determined, and

•	the amount of compensation expense recorded in your financial statements associated with each issuance.

Note that in the absence of contemporaneous cash transactions with independent third parties, or independent valuations, we look to the estimated IPO price as a leading indicator of value of your stock in the months prior to the filing of the IPO. Accordingly, if your anticipated IPO price is more than the estimated fair value on which compensation expense was measured, in your response you should discuss and quantify the intervening economic events that occurred, operationally, financially and otherwise, between the issuance date and the date you filed your registration statement that caused an increase in the fair value of your stock. If applicable, provide us with details of any independent appraisals.

Finally, please provide us a time line of discussions, formal or informal, with underwriters in which possible ranges of company value were discussed and provide us with those ranges. We may have further comments after we review your response.

In connection with the Wellspring transaction consummated on December 21, 2005, Stripes Holdings LLC issued to Wellspring, Sam L. Susser and certain members of management and the board of Susser Holdings, L.L.C. 12,849,660 Class A Units. On the issue date, the fair value of the Class A Units was $10.00 per Class A Unit, such amount representing the cash purchase price paid by Wellspring, an unaffiliated third party purchaser, for the Class A Units it received in the December 21, 2005 transaction. Concurrently with the Wellspring transaction, Stripes Holdings LLC also granted options to purchase up to 328,506 Class A Units to certain employees, each at an exercise price of $10.00 per Class A Unit.

Also, concurrently with the closing of the Wellspring transaction, Stripes Holdings LLC issued 912,823 Class B Units to certain members of its management and directors. The Class B Units vest over five years, with 33.3% of such units vesting on the third, fourth and fifth anniversary of grant date. The Class B Units are nonvoting interests and rank behind the Class A Units in terms of priority on distribution, and therefore had no liquidation value on the date of grant. For purposes of determining compensation expense, management estimated the fair value of the Class B Units granted to be $1.93 per unit on the date of grant. The fair value of each Class B Unit grant was estimated on the grant date using the minimum value method with the following assumptions:

Risk-free interest rate	4.3%

Expected dividend yield	0%

Expected life	5 years

Stripes Holdings LLC is required to recognize a non-cash stock based compensation expense over the vesting period of these Class B Unit grants. The compensation expense recognized to date is $114,000 for first quarter 2006.

Immediately prior to the initial public offering, Susser Holdings Corporation plans to issue new options to purchase shares of its common stock to certain of its members of management and directors. Such options will have an exercise price equal to the price per share in the initial public offering.

The December 2005 transaction was the culmination of a 6 month sale process conducted by the Company’s investment bankers involving bids from several private equity firms. Final bids were received in October 2005 and the equity valuation of the Company paid by Wellspring and management was established in October 2005.

The Company commenced informal discussions with underwriters regarding a possible initial public offering of the Company’s common stock in January 2006. These discussions continued monthly until the later part of March, at which time the decision was made to file a registration statement on Form S-1. The Company believes that the valuation of its equity has increased since the Wellspring transaction due to the following factors: (i) the public market valuations of companies are generally greater than for private companies, (ii) the comparable public company valuations have increased since January 2006, and (iii) the Company’s proforma Adjusted EBITDA has increased from approximately $41.4 million for the twelve months ended October 2, 2005, which is near the time that Wellspring made its offer to the Company for its investment, to approximately $45.0 million for the last twelve months ended April 2, 2006, reflecting an increase in the enterprise value of the Company’s equity over that time period. Representatives of the Company will supplementally provide the Staff the range of valuations that were discussed with the underwriters and the Company over that time period orally.

Note 19. Segment Reporting, page F-32

77. In accordance with paragraph 37 of SFAS 131, please disclose revenues for each group of similar products and services for each period presented. With respect to your retail operations, at a minimum, include the merchandise categories disclosed on page 66.

We believe that our segment presentation of revenues by merchandise, fuel and other revenues appropriately presents our groups of similar products and services, in accordance with paragraph 37 of SFAS 131. Please see pages F-34 to F-38 of Amendment No. 1.

Exhibits

78. Please provide us with all required exhibits, including the form of underwriting agreement, legal opinion and tax opinion in a timely manner so that we may have adequate time to review them before you request effectiveness of your registration statement.

We will provide all required exhibits in a future amendment to the Registration Statement and acknowledge that the Staff may have additional comments after reviewing this additional disclosure.

* * *

Should any questions arise in connection with the filing or this response letter, please contact the undersigned at 214-746-7700.

Sincerely,

/s/ Stuart Ogg
W. Stuart Ogg

cc:	Sarah Goldberg (SEC)
William Thompson (SEC)
Scott Anderegg (SEC)
Peggy Kim (SEC)

Schedule 63(c)

Under EITF 88-16, equity after the Acquisition is as follows:

Valuation:	Percent:		Amount:
Predecessor basis	31%	A	$(2,900,000)
Fair Value	69%	B	140,000,000

Total Investment in OLDCO			137,100,000
Less NEWCO debt to repurchase common			77,900,000

Equity			59,200,000
Computed on a 100% step-up basis		C	125,000,000

“Haircut” or deemed dividend to predecessor owner			$(65,800,000)

Reconciliation of NEWCO Equity:
Wellspring capital contribution			$91,900,000
Management carryover			36,600,000
Transaction fees			(3,500,000)
EITF 88-16 haircut			(65,800,000)

Equity			$59,200,000
A	OLDCO Equity of ($9,310,000) x .31
B	Common equity purchase price of $202,758,000 x .69
C	From the NEWCO balance sheet prior to EITF 88-16 adjustment